EXHIBIT 99.3


The Board of Directors
Prime Receivables Corporation:

We have applied certain agreed-upon procedures, as discussed below, to the accounting records of Prime Receivables Corporation ("Prime"), a wholly-owned special-purpose finance subsidiary of Federated Department Stores, Inc. ("Federated"), relating to the servicing procedures performed by FDS National Bank, as Servicer, under the Amended and Restated Pooling and Servicing Agreement (the "Agreement") dated December 15, 1992 between Prime, as Transferor, Federated and The Chase Manhattan Bank, successor to Chemical Bank, as Trustee, on behalf of the Certificateholders of Prime Credit Card Master Trust and under the Assumption Agreement dated September 15, 1993 between Prime, Federated, FDS National Bank and The Chase Manhattan Bank, successor to Chemical Bank. This agreed-upon procedures engagement was performed in accordance with standards established by the American Institute
of Certified Public Accountants.   The sufficiency of these
procedures is solely the responsibility of the specified users of the report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. Our procedures and findings are as follows:

     In   accordance   with  section  3.06(b)   of   the
     Agreement, we recalculated each amount set forth in
     items (i) through (xvi) of each monthly certificate
     prepared  by  the  Servicer,  pursuant  to  section
     3.04(c)  of  the Agreement, during the period  from
     February   1,  1998  to  January  30,  1999,   (the
     "Certificates")    from    information    in    the
     Transferor's   computer   generated   Daily    Cash
     Allocation Reports, the Agreement, the Series 1992-
     2  Supplement  to the Agreement dated December  15,
     1992, the Series 1992-3 Supplement to the Agreement
     dated   December  31,  1992,  the   Series   1995-1
     Supplement to the Agreement dated July 27, 1995, or
     the Series 1996-1 Supplement to the Agreement dated
     May  14,  1996,  as  appropriate.   We  found  such
     recalculated amounts to be in agreement with the amounts set forth in items (i) through (xvi) of the Certificates.

We were not engaged to, and did not, perform an examination, the objective of which would be the expression of an opinion on
management's assertion.   Accordingly, we do not express such an
opinion.   Had we performed additional procedures, other matters
might have come to our attention that would have been reported to you.

This report is intended solely for your information and is not to be referred to or distributed for any purpose to anyone other than The Chase Manhattan Bank, as Trustee, Moody's Investor Services, Inc. and Standard & Poor's Corporation, as the Rating Agencies, Investor Certificateholders or the management of Prime.



                              KPMG LLP

March 12, 1999